

Mail Stop 3561

January 27, 2017

Turid M. Sorensen
Chief Financial Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

>   **Re: Nordic American Tankers Limited**
>   **Form 20-F for the Year Ended December 31, 2015**
>   **Response dated January 24, 2017**
>   **File No. 001-13944**

Dear Ms. Sorensen:

We have reviewed your response letter dated January 24, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K furnished November 15, 2016

1.   We have reviewed your response to prior comment 1 of our letter dated January 10, 2017 and note you plan to revise the formerly titled non-GAAP measure of free cash flow to that of Adjusted EBITDA, and will continue to present it as a performance measure, as reconciled to Net Operating Gain (Loss). Please revise to reconcile Adjusted EBITDA to net income, rather than operating income, as we believe operating income would not be considered the most directly comparable GAAP measure. We refer you to Questions 103.01 and 103.02 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, issued on May 17, 2016. Alternatively, you could consider revising the title of the measure to "Adjusted Operating Earnings." Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure